EXHIBIT D-2


                     UNITED STATES OF AMERICA 92 FERC 61,068
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:    James J. Hoecker, Chairman;
                         William L. Massey, Linda Breathitt,
                         and Curt H, bert, Jr.

NiSource Inc. and

                         Docket No. EC00-75-000   Columbia Energy Group


                            ORDER AUTHORIZING MERGER


                             (Issued July 26, 2000)

I.   Introduction

     On April 10, 2000, as supplemented on June 19, 2000, NiSource Inc. (NiSource) and Columbia Energy Group (Columbia), on behalf of their respective public utility subsidiaries (collectively, Applicants) filed a joint application under section 203 of the Federal Power Act (FPA) 1 requesting commission approval of a series of transactions (collectively, the Proposed Merger) culminating with a new holding company, to be named NiSource Inc., acquiring NiSource and Columbia and their respective public utility subsidiaries. We will approve the Proposed Merger as consistent with the public interest.

II.  Background

     A.   The Parties to the Merger

          1.   NiSource

     NiSource is a public utility holding company currently exempt from registration under section 3(a)(1) of the Public Utility Holding Company Act of 1935 (PUHCA). NiSource wholly owns three public utility subsidiaries, each of which is described below. NiSource also provides natural gas and water-related services to the public, as further described below.

               (a)  Northern Indiana Public Service Company

     Northern Indiana Public Service Company (NIPSCO) provides electric service 2 in the northern part of Indiana to approximately 426,000 wholesale and retail customers. NIPSCO owns and operates four coal-fired electric generating stations, two hydroelectric generating plants and four gas-fired combustion turbine generating units, providing a net capability of 3,392 megawatts (MW).


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1  16 U.S.C. 824b (1994).

2 NIPSCO was granted authority to make power sales at market based rates. See Northern Indiana Public Service Company, 78 FERC 61,015 (1997).


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NIPSCO is also a member of the East Central Area Reliability Coordination
Agreement (ECAR).

               (b)  NESI Power Marketing, Inc.

     NESI Power Marketing, Inc. (NESI) is a NiSource power marketing affiliate. It was granted authority to make power sales at market-based rates. 3 NESI owns no generation or transmission facilities and at present is not active as a power marketer.

               (c)  Bay State GPE, Inc.

     Bay State GPE, Inc. is an indirect subsidiary of NiSource. It owns an electric generating facility (2.2 MW) in Massachusetts, which presently is not operating. Bay State GPE, Inc. was granted authority to make power sales at market based rates. 4 Bay State GPE, Inc. owns no transmission facilities.

               (d)  Natural Gas

     NiSource distributes natural gas to approximately 751,000 customers in northern Indiana through three wholly-owned subsidiaries: NIPSCO, Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company.

     Market Hub Partners, L.P., a wholly-owned subsidiary of NiSource, is a developer, owner and operator of natural gas storage facilities.

     Crossroads Pipeline Company, a subsidiary of NiSource, is a natural gas pipeline company which owns and operates a 201-mile, 20-inch pipeline from Schereville, Indiana to Cygnet, Ohio. Granite State Gas Transmission Company is a wholly-owned indirect subsidiary of NiSource which owns and operates a 105-mile, 6 to 12 inch pipeline that extends from Haverhill, Massachusetts to Westbrook, Maine. PNGTS is a 292-mile interstate natural gas pipeline in northern New England in which NiSource subsidiaries have a 19.06 percent interest.

          2.   Columbia

     Columbia is a public utility holding company registered under PUHCA. Its operating companies engage in electric power generation and all phases of the natural gas business including exploration and production, transmission, storage and distribution, as well as energy marketing, propane and petroleum product sales. Columbia's five gas distribution subsidiaries provide natural gas service to nearly 2.1 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. Columbia owns two interstate natural gas pipeline subsidiaries, Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company, which together comprise an approximately 16,250-mile pipeline system.


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3  NIPSCO Energy Services, Inc. 75 FERC 61,213 (1996).

4  Oswego Harbor Power, LLC, 88 FERC 61,219 (1999).


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     Subsidiaries of Columbia hold interests in four electric generating facilities which are qualifying facilities (QFs) under the Public Utility Regulatory Policies Act of 1978 (PURPA). Columbia plans to relinquish these ownership interests prior to the closing of the merger.

     Columbia also has a subsidiary which is jurisdictional under the FPA, Columbia Energy Power Marketing Corporation (CEPM). 5

     Subsidiaries of Columbia are involved in the development of three generation projects (each approximately 500 MW) to be built in Pennsylvania, Kentucky and West Virginia.

III. Notice of Filing and Interventions

     Notices of Applicants' filing and supplement were published in the Federal Register, 6 with motions to intervene and protests due on or before July 3, 2000. The Indiana Utility Regulatory Commission, the Public Service Commission of the Commonwealth of Kentucky, and the Maine Public Utilities Commission filed notices of intervention raising no issues. KNG Energy, Inc., the Indiana Office of Utility Consumer Counselor, Mountaineer Gas Company, the Pennsylvania Office of Consumer Advocate, UGI Utilities, Inc. and Public Service Company of North Carolina filed timely motions to intervene raising no issues. Union Intervenors 7 filed a motion to intervene, a protest and a request that the merger proceeding be set for hearing. NiSource filed an answer to the Union Intervenors' pleading. Union Intervenors later filed a letter stating that they have reached agreements with Applicants and now support Applicants' section 203 filing. They requested that their earlier protest and request for hearing be deemed withdrawn.

IV.  Discussion

     A.   Procedural Matters

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. 385.214 (1999), the timely notices of intervention and the timely, unopposed motions to intervene serve to make the entities filing them parties to this proceeding.

     B.   Standard of Review

     Section 203 (a) of the FPA provides that the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public


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5  The Commission has approved an application filed by CEPM to transfer all of its wholesale power contracts to Enron Power Marketing, Inc. CEPM has filed a notice of cancellation with the Commission that effective on the date of this transfer, its rate schedule is to be canceled. Because the transfer may not be effective before the merger closes, Applicants state that the Commission should consider CEPM's power marketing activities to be ongoing for purposes of analyzing this section 203 application.

6  65 Fed. Reg. 24,191 and 39,890 (2000).

7 Union Intervenors consists of the Paper, Allied-Industrial, Chemical and Energy Workers International Union, AFL-CIO-CLC; the United Steelworkers of America, AFL-CIO-CLC; the Utility Workers Union of America, AFL-CIO; and the United Association of Plumbers & Pipefitters.


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interest." 16 U.S.C. 824b(a) (1994). The Commission's Merger Policy Statement 8
provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation. For the reasons discussed below, we find that Applicants' proposed merger is consistent with the public interest. Accordingly, we will approve the merger without further investigation.

          1.   Effect on Competition

               (a)  Applicants' Analysis

                    (i)  Horizontal Issues

     In regard to horizontal competitive issues, Applicants define and evaluate relevant markets using the approach described in Appendix A of the Merger Policy Statement. They identify nonfirm energy as the relevant product 9 and use economic capacity and available economic capacity as proxies for suppliers' ability to participate in relevant markets. Applicants identify and define twelve relevant geographic ("destination") markets, two of which are located in Mid-America Interconnected Network (MAIN), eight are in East Central Area Reliability Council (ECAR), one is in Southeastern Electric Reliability Council
(SERC), and one is located in Pennsylvania-New Jersey-Maryland Interconnection
(PJM). Applicants evaluate the effect of the merger in relevant markets under a number of seasonal market conditions (winter, summer, and shoulder (spring/fall)). 10 The results of the Applicants' analysis using economic capacity show that there are no merger-induced increases in market concentration (as measured by the HHI statistic) that exceed the thresholds specified in the Merger Policy Statement. 11

                    (ii) Vertical Issues

     Applicants state that the proposed merger raises no vertical competitive issues associated with combining generation and transmission controlled by the merging companies because Columbia owns no jurisdictional electrical transmission assets. Therefore, they argue, the merger does not change Nisource's ability to use transmission to affect electricity prices.

     In regard to vertical competitive issues associated with consolidating delivered gas and electric assets, Applicants analyze relevant markets defined for the purposes of evaluating horizontal competitive issues. However, they assign a market share to all gas-fired generation served by a single supplier of delivered gas. This analysis indicates that concentration in downstream


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8  See Inquiry Concerning the Commission's Merger Policy Under the Federal Power
Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. 31,044 at 30,117-18 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC 61,321 (1997) (Merger Policy Statement).

9  Applicants further define peak, off-peak and super-peak energy products.

10 Applicants include planned generation in their analysis if it is scheduled to come on line during 2000 or 2001 and is under construction, or has secured financing and necessary permits to begin construction. Thirty-six percent of planned generation fitting these criteria will be controlled by Applicants (Columbia will control approximately 2,500 MW of gas-fired generation in Northern Indiana, 1,500 MW of which is scheduled to come on-line by 2002). Hieronymus Affidavit at 28-9.

11 In many cases, the merger produces no increase in market concentration. The NIPSCO market shows the largest increases in concentration, ranging from 23 to 32 HHI with post-merger concentration ranging from 1,752 to 2,784. Applicants identify no screen failures using available economic capacity.


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electricity markets ranges from 883 in the PJM market (summer off-peak) to 5,568 in the First Energy market (summer offpeak).

     Although some of the markets analyzed are highly concentrated, Applicants assert that they have no ability to exercise vertical market power, even though they may have the incentive to do so. 12 In support of this argument, they point out a number of factors. First, they explain that natural gas has a limited role in generating electricity in ECAR. They indicate that in 1998, gas was responsible for only 1.1 percent of electricity generation (measured in BTUs). Second, Applicants explain that natural gas is the marginal fuel in ECAR and Southwest ECAR less than one percent of the year. Thus, Applicants conclude, any ability they have to use natural gas to raise electricity prices in relevant markets, even if it existed, could not be sustained. Finally, Applicants note that gas-fired generation is approximately eight percent of total capacity in ECAR and that neither NiSource nor Columbia delivers gas to a significant share of this generation. They state that Columbia serves less than 900 MW of generating capacity in all of ECAR, of which all but 102 MW is owned by Cinergy and Dayton Power and Light, which have multiple pipeline suppliers. Applicants therefore conclude that only 102 MW of gas-fired generation in ECAR (slightly more than one percent of total capacity) could be affected by the merger. 13

               (b) Commission's Conclusion on Effect of Merger on Competition and Applicants' RTO Commitment

     We find that the horizontal and vertical aspects of the proposed merger do not raise competitive concerns. No intervenor argues to the contrary. First, the merger produces no increases in market concentration that exceed the thresholds. Second, while Applicants' analysis indicates that some relevant electricity markets are highly concentrated, Applicants have demonstrated that natural gas has a very limited role in determining prices in those markets. This minimizes any concern that the merger will create or enhance the ability of the merged company to adversely affect electricity prices or output by, for example, raising rivals' costs or foreclosure. Because the merged company must have both the ability and incentive to adversely affect electricity prices or output, and the merged company will lack the former, no further findings are necessary.

     Regarding Applicants' efforts to join a Regional Transmission Organization
(RTO), NIPSCO is the only entity in Applicants' corporate family that owns electric transmission facilities. Applicants state that NIPSCO is an active participant in the Commission's RTO workshop process and that NIPSCO commits to fully comply with the requirements of Order No. 2000. Applicants point to NIPSCO's firm commitment to the Public Utilities Commission of Ohio to join a regional transmission organization, as provided for by FERC Order 2000, within one year of the close of the merger. 14 We accept Applicants' RTO commitments and rely upon them in approving this merger.


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12  Applicants state that NIPSCO owns approximately 486 MW of gas-fired generation.

13  Hieronymus Affidavit at 9 and Exhibit APP-22.

14  Applicants' Answer at 5-6 and Appendix A at 3.


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          2.   Effect on Rates

     In the Merger Policy Statement, the Commission explained that the protection of wholesale ratepayers and transmission customers is the Commission's primary concern when it looks at the effects of a section 203 proposal on rates. The Commission has identified several mechanisms that may afford adequate ratepayer protection, such as an open season for wholesale customers, a general hold harmless commitment, and a base rate freeze or rate reduction. 15

     NiSource's subsidiary, NIPSCO, is the only traditional electric utility owned by either applicant. Applicants state that they commit "to hold the wholesale electric customers and electric transmission customers of NIPSCO harmless from paying merger costs in excess of merger savings". 16 In addition, in any future rate proceeding, Applicants commit to identify and account for all transaction costs and ascertain that any merger costs included in their cost of service are exceeded by merger savings.

     This commitment eliminates concerns that the merger will adversely affect wholesale rates. Moreover, no wholesale customer of NIPSCO has raised concerns about the effect of the merger on rates. In this case, the other subsidiaries of NiSource and Columbia Energy have no customers that pay cost-based rates. 17 There are no rate concerns related to power marketers because they make sales only under market-based rate schedules. Accordingly, we conclude that the proposed merger will not adversely affect rates.

          3.   Effect on Regulation

     We explained in the Merger Policy Statement that a proposed merger may raise issues relating to both federal and state regulation. Federal regulation may be affected if the merger results in the formation of a registered holding company that shifts regulation and jurisdiction from this Commission to the Securities and Exchange Commission (SEC). 18 In the case before us, although Nisource currently is an exempt holding company under section 3(a)(1) of PUHCA, after the merger, the new parent holding company will become a registered holding company. Thus, our regulation could be affected by the proposed merger. However, Applicants state that they will follow this Commission's policy regarding treatment of the costs and revenues of affiliated non-power transactions. 19 Applicants commit that Nisource and its affiliates will not sell non-power goods and services to NIPSCO at a price in excess of market value and will purchase non-power goods and services from NIPSCO at the higher of market value or cost. 20 Applicants assert that this commitment ensures that their jurisdictional electric subsidiaries will be fully subject to this Commission's regulation regarding the wholesale ratemaking impacts of affiliated non-power transactions. Therefore, based on the Applicants' commitment, the Commission


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15  Merger Policy Statement at 30,123-24.

16 Application at 28. The Applicants commit to hold all electric wholesale requirements and electric transmission customers harmless from any adverse effect of the proposed transaction on FERC-jurisdictional rates.

17 NESI Power Marketing, Inc.; Bay State GPE, Inc.; and Columbia Energy Power Marketing Corporation.

18  Merger Policy Statement at 30,124-25.

19  Id.

20  Application at 29 (n. 19).


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concludes that the proposed merger will not adversely affect its jurisdiction under the FPA over Applicants public utility affiliates. 21

     The Commission also indicated in the Merger Policy Statement that it would consider setting the issue of a merger's effect on state regulation for hearing only in instances where the state lacks authority over a merger and raises concerns about the effect of the merger on its regulation. In this case, Applicants state that NIPSCO will continue to be subject to the jurisdiction of the Indiana Utility Regulatory Commission (Indiana Commission). Neither the Indiana Commission nor any other intervenor has raised concerns in this proceeding about the effect of the merger on state regulation. Moreover, our independent review of the application has provided no other information which indicates that the proposed merger will present regulatory concerns.

     Accordingly, we are satisfied that the proposed transaction will not have an adverse effect on regulation.

     C.   Accounting Issues

     The Applicants indicate that the proposed merger transaction will be accounted for using the purchase method of accounting. Since the merger is occurring at the nonjurisdictional holding company level and the Applicants do not propose any changes to the books and records of the jurisdictional subsidiaries, we have no objection to the Applicants' proposed merger accounting.

     Because we do not expect the proposed merger to have any effect on the books and records of the jurisdictional subsidiaries, we will not require the Applicants to submit their proposed accounting. However, if the merger (including merger-related costs) should affect the books and records of a jurisdictional subsidiary, the Applicants should promptly inform the Commission and provide a full explanation for any proposed adjustments.

The Commission orders:

     (A) Applicants' proposed merger is hereby approved subject to the commitments discussed in the body of this order.

     (B) The request for waiver of the requirement to file accounting related to the merger is hereby granted.

     (C) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

     (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.


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21  See e.g., Atlantic City Electric Co. and Delmarva Power & Light Co., 80 FERC
61,126 at 61,412 (1997).


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     (E)  The Commission retains authority under section 203(b) of the FPA to issue supplemental orders as appropriate.

     (F) Applicants shall notify the Commission that the merger has occurred within 10 days of the date the merger is consummated.

By the Commission.

(SEAL)

                                        David P. Boergers,
                                            Secretary


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